

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

Mr. Thaddeus Dupper
Chief Executive Officer, President and Director
Evolving Systems, Inc.
9777 Pyramid Court, Suite 100
Englewood, Colorado 80112

Evolving Systems, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 8, 2010
File No. 001-34261

Dear Mr. Dupper:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief